
Mail Stop 3561

August 27, 2009

Via Facsimile and U.S. Mail

Mr. Jose I. Ortega
 Chief Financial Officer
BENIHANA INC.
8685 Northwest 53rd Terrace
Miami, Florida 33166

> **Re: Benihana Inc.**
> **Form 10-K for the year ended March 29, 2009**
> **Filed June 29, 2009**
> **File No. 0-26396**

Dear Mr. Ortega:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Forms 10-K (Fiscal Year Ended March 29, 2009)

Controls and Procedures, page 13

Changes in Internal Control over Financial Reporting

1.   We note the disclosure of your remediation of the material weakness in your internal control over financial reporting. We note such material weakness, as reported in your Form 10-Q/A for the quarter ended January 4, 2009, filed on June 26, 2009, ("Form 10-Q/A") related to "the design of controls over the preparation and review of the first step of the goodwill impairment test did not timely detect that the Company's application of SFAS 142 was not in conformity with generally accepted accounting principles until subsequent to the issuance of the condensed consolidated financial statements." We further note the Form 10-Q/A discloses you conducted a reevaluation of the effectiveness of your internal control over financial reporting as of the end of the reporting period and concluded that your internal control over financial reporting was 'not effective.' In future filings please expand the disclosure in any subsequent filings that contain a material weakness to describe the nature of the error, how it was found, and the material weakness identified. In this regard, your March 29, 2009 Annual Report on Form 10-K ("Form 10-K") did not describe the material weakness identified in any detail. Further, we note your Form 10-Q/A did not disclose whether you conducted a reevaluation as to whether your 'disclosure controls and procedures' were also considered to be 'not effective' given that the internal control over financial reporting was reevaluated to be 'not effective.' In future filings, please ensure your conclusions as to the effectiveness or ineffectiveness of disclosure controls and procedures and internal control over financial reporting are consistent (i.e., both are either concluded by management to be effective or ineffective).

Exhibit 13. 2009 Annual Report to Shareholders

Management's Discussion and Analysis

Summary of Results, page 2

2.   We note your observation that the decrease in diluted weighted average shares outstanding during fiscal year 2009 compared to fiscal year 2008 "was due to the impact of lower stock prices during fiscal year 2009 on the weighted average shares calculation." Consideration should be given to also disclosing the impact of the net loss attributable to common shareholders upon your computations in fiscal 2009. We will not object if you also wish to disclose how lower stock prices would have impacted your weighted average shares calculation had a loss not been incurred.

Operating Costs and Expenses

2009 Compared to 2008, page 8

3.   Refer to your discussion of 'Impairment Charges.' In future filings please expand
        here or in the notes to the financial statements to disclose the amount of goodwill
        remaining at each of your three restaurant concepts as of the most recent balance
        sheet date.

4.   We note the disclosures in Note 17, 'Segment Reporting,' to your audited
        financial statements where it appears that 'Income (loss) from operations' is the
        primary profitability measure used by your chief operating decision maker in
        allocating resources and assessing segment performance. If true, in future filings
        please expand your disclosures in MD&A to discuss the segment profitability
        measure and disclose the segment profit (loss) for each of your restaurant
        concepts for each period in which statements of earnings are presented.

Contractual Obligations and Commitments, page 14

5.   Consider expanding the disclosure in note 2 to the table to disclose an estimated
        range of interest payments for your variable rate debt, which we assume is your
        credit facility with Wachovia Bank, and describe how you estimated such interest
        payments. Please revise in future filings.

Financial Statements

Note 20. Quarterly Financial Data (Unaudited), page 41

6.   In future filings please eliminate the "gross profit" line item from the table and
        you may substitute to it with "loss (income) from operations," in a manner
        consistent with the presentation in your statements of earnings. Given the nature
        of your business we believe that you should not present a subtotal such as gross
        profit as such measure excludes all of the costs integral (i.e., 'restaurant operating
        expenses,' 'restaurant opening costs,' 'marketing, general and administrative
        expenses,' and 'impairment charges') to doing business and generating revenue.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief